Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated May 13, 2024
Pricing Supplement Dated May __, 2024 to the Product Prospectus Supplement ERN-ETF-1, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023
$ Notes Linked to the SPDR® Gold Shares, Due May 20, 2027 Royal Bank of Canada

Royal Bank of Canada is offering Notes (the “Notes”) linked to the performance of the SPDR® Gold Shares (the “Reference Asset”).
Reference Asset	Initial Price*
SPDR® Gold Shares (“GLD”)
* The Initial Price of the Reference Asset will be its closing price on the Trade Date.
•
If the Final Price of the Reference Asset is greater than the Initial Price, the Notes will pay at maturity a return equal to 100% of the Percentage Change, subject to the Maximum Redemption Amount of 128.25% of the principal amount of the Notes.

•	If the Final Price of the Reference Asset is equal to or less than the Initial Price the investor will receive the principal amount at maturity, and no additional payment.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.

Issue Date: May 20, 2024
Maturity Date: May 20, 2027
CUSIP: 78017FZ97

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, and “Risk Factors” beginning on page PS-6 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	2.60%	$
Proceeds to Royal Bank of Canada	97.40%	$
(1) We or one of our affiliates may pay varying selling concessions of up to $26.00 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $974 and $1,000 per $1,000 in principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $909 and $959 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	SPDR® Gold Shares (“GLD”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	May 15, 2024
Issue Date:	May 20, 2024
Valuation Date:	May 17, 2027
Maturity Date:	May 20, 2027, subject to extension for market and other disruptions, as described in the product prospectus supplement dated December 20, 2023.
Payment at Maturity (if held to maturity):
If the Final Price is greater than the Initial Price (that is, the Percentage Change is positive), then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:
1.            Principal Amount + [Principal Amount x (Percentage Change x Participation Rate)] and
2.            the Maximum Redemption Amount
If the Final Price is less than or equal to the Initial Price, then the investor will receive a cash amount equal to the principal amount only.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Initial Price:	The closing share price of the Reference Asset on the Trade Date.
Final Price:	The closing share price of the Reference Asset on the Valuation Date.
Participation Rate:	100% (subject to the Maximum Redemption Amount).
Maximum Redemption Amount:	128.25% multiplied by the principal amount.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date.
The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-2	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058555/ef20016923_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-3	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the share price of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Participation Rate of 100%, the Maximum Redemption Amount of 128.25% of the principal amount and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	2%
	Payment at Maturity:	$1,000 + [$1,000 x (2% x 100%)] = $1,000 + $20 = $1,020
	On a $1,000 investment, a Percentage Change of 2% results in a Payment at Maturity of $1,020, a return of 2% on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).
	Percentage Change:	40%
	Payment at Maturity:
$1,000 + [$1,000 x (40% x 100%)] = $1,000 + $400 = $1,400
However, the Maximum Redemption Amount is $1,282.50. Accordingly, you will receive a Payment at Maturity equal to $1,282.50 per $1,000 in principal amount of the Notes.

	On a $1,000 investment, a Percentage Change of 40% results in a Payment at Maturity of $1,282.50, a return of 28.25% on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-10%
	Payment at Maturity:	At maturity, even though the Percentage Change is negative, you will receive the principal amount of your Notes.
	On a $1,000 investment, a Percentage Change of -10% results in a Payment at Maturity of $1,000, a return of 0% on the Notes.

P-4	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
The table set forth below is included for illustration purposes only. The table illustrates the hypothetical payments at maturity for a hypothetical range of performance for the Reference Asset, based on a Participation Rate of 100% and the Maximum Redemption Amount of 128.25% of the principal amount.
Hypothetical Percentage Changes are shown in the first column on the left. The second column shows the corresponding Payment at Maturity for these Percentage Changes, expressed as a percentage of the principal amount of the Notes. The third column shows the Payment at Maturity to be paid on the Notes per $1,000 in principal amount.
Hypothetical Percentage Change	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity per $1,000 in Principal Amount
70.00%	128.25%	$1,282.50
60.00%	128.25%	$1,282.50
50.00%	128.25%	$1,282.50
40.00%	128.25%	$1,282.50
30.00%	128.25%	$1,282.50
28.25%	128.25%	$1,282.50
20.00%	120.00%	$1,200.00
10.00%	110.00%	$1,100.00
0.00%	100.00%	$1,000.00
-10.00%	100.00%	$1,000.00
-20.00%	100.00%	$1,000.00
-30.00%	100.00%	$1,000.00
-40.00%	100.00%	$1,000.00
-50.00%	100.00%	$1,000.00
-60.00%	100.00%	$1,000.00
-70.00%	100.00%	$1,000.00
-80.00%	100.00%	$1,000.00
-90.00%	100.00%	$1,000.00
-100.00%	100.00%	$1,000.00

P-5	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
You May Not Earn a Positive Return on Your Investment – The payment you will receive at maturity will depend on whether the price of the Reference Asset increases from the Initial Price to the Final Price. If the price of the Reference Asset decreases from the Initial Price to the Final Price (or if the price of the Reference Asset is unchanged), you will not receive any positive return on the Notes and you will only receive the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be as little as 0%, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the Payment at Maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the share price of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
You Will Be Required to Include Income on the Notes Over Their Term Based Upon a Comparable Yield, Even Though You Will Not Receive Any Payments Until Maturity – We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under such treatment, the Notes are considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult your own tax advisor.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value of the Notes that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a

P-6	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or its holdings that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

Risks Relating to the Reference Asset
•
The Price of the Reference Asset Is Linked Closely to the Price of Gold, Which May Change Unpredictably and Affect the Value of the Notes in Unforeseeable Ways — The Reference Asset attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion. As a result, the value of the Notes relates directly to the value of the gold held by the Reference Asset. Investments in securities linked to an exchange traded fund such as the Reference Asset, which is linked to the price of a single commodity, may be considered speculative. The gold markets are generally subject to temporary distortions or other disruptions due to various

P-7	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.
The method for determining the price of gold held by the Reference Asset, as described below, is not the same as U.S. futures markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in these markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.
Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, levels of gold production and production costs in the countries in which gold is mined, and short-term changes in supply and demand because of investment, trading and hedging activities in the gold market, including trading activities of hedge funds and commodity funds. It is not possible to predict the aggregate effect of all or any combination of these factors.
•
Investing in the Notes Linked to the Reference Asset Is Not the Same as Investing Directly in Gold – The performance of the Reference Asset may not fully replicate the price of gold due to the fees and expenses charged by the Reference Asset, restrictions on access to gold or other circumstances. The Reference Asset does not generate any income, and because it regularly sells its asset to pay for its ongoing expenses, the amount of assets represented by the Reference Asset may gradually decline over time. The Reference Asset sells its assets to pay expenses on an ongoing basis irrespective of whether the trading price of its assets rise or fall in response to changes in the price of its assets. The sale of the Reference Asset’s assets to pay expenses at a time of low asset prices could adversely affect the price of the Reference Asset. Additionally, there is a risk that part or all of the Reference Asset’s assets could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

During periods of market volatility, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from its net asset value per share. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the price of gold as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
•
Changes in the Methodology Used to Calculate the Gold Price or Changes in Laws or Regulations Which Affect the Price of Gold May Affect the Value of the Notes — The London Bullion Market Association (the “LBMA”) sets the fixings of gold (the “gold spot price”) used to determine the value of gold held by the Reference Asset, and may adjust the determination of the gold spot price in a way that adversely affects the value of the Notes. In setting the price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold spot price. Any change of this kind could cause a decrease in the gold spot price, which would adversely affect the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the gold spot price and, as a result, could adversely affect the value of the Notes.
•
There Are Risks Associated with the LBMA Gold Price — The gold held by the Reference Asset is valued based upon the “LBMA Gold Price”. The LBMA Gold Price is a gold price benchmark mechanism administered by ICE Benchmark Administration (“IBA”), an independent specialist benchmark administrator appointed by London Bullion Market Association. The prices are determined using an electronic auction. Electronic markets are not exempt from

P-8	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
failures. In addition, electronic trading platforms may be subject to influence by high-frequency traders with results that are highly contested by the industry, regulators and market observers. It is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Gold Price on any given day. Furthermore, if a perception were to develop that the prices are vulnerable to manipulation attempts, or if the proceedings surrounding the determination and publication of the prices were seen as unfair, biased or otherwise compromised by the markets, the behavior of investors and traders in gold may change, and those changes may have an effect on the price of gold (and, consequently, the value of the Reference Asset). In any of these circumstances, the intervention of extraneous events disruptive of the normal interaction of supply and demand of gold at any given time, may result in distorted prices and losses in value of the Reference Asset that, but for such extraneous events, might not have occurred. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA Gold Price, which could adversely affect the value of the Notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA Gold Price. All of these factors could adversely affect the price the Reference Asset and, therefore, the return on the Notes.
•
Single Commodity Prices Tend to Be More Volatile Than, and May Not Correlate with, the Prices of Commodities Generally — The Reference Asset holds a single commodity and not a diverse basket of commodities or components of a broad-based commodity index. The Reference Asset’s assets may not correlate to the price of gold generally and may diverge significantly from the price of gold generally. As a result, the Notes carry greater risk and may be more volatile than a security linked to the prices of more commodities or a broad-based commodity index.

•
Adjustments to the Reference Asset Could Adversely Affect the Notes— The Sponsor of the Reference Asset is responsible for maintaining the Reference Asset. The Sponsor can add, delete or substitute the assets held by the Reference Asset. The Sponsor may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
The Reference Asset Is Subject to Management Risks — The Reference Asset is subject to management risk, which is the risk that the Sponsor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The Payment at Maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
We and Our Affiliates Do Not Have Any Affiliation with the Sponsor and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with Sponsor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Sponsor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Sponsor or the Reference Asset contained in any public disclosure of information. You, as an investor in the Notes, should make your own investigation into the Reference Asset.

P-9	RBC Capital Markets, LLC

Notes Linked to the SPDR® Gold Shares
INFORMATION REGARDING THE REFERENCE ASSET
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of those documents are included or incorporated by reference in this document. The following information regarding the Reference Asset is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
SPDR® Gold Shares (“GLD”)
The Reference Asset issues SPDR® Gold Shares (the “Shares”) which represent units of fractional undivided beneficial interest in and ownership of the Reference Asset. World Gold Trust Services, LLC is the sponsor of the Reference Asset (the “Sponsor”). BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Reference Asset (the “Trustee”). HSBC Bank plc is the custodian of the Reference Asset (the “Custodian”), and State Street Global Advisors Funds Distributors, LLC is the marketing agent of the Reference Asset (the “Marketing Agent”). The Reference Asset intends to issue additional Shares on a continuous basis through its Trustee. The Reference Asset is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its Sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.
Filings relating to the Reference Asset may be obtained through the SEC website, at sec.gov. Information on that website is not included or incorporated by reference in this document.
The Shares may be purchased from the Reference Asset only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a “Basket”). The Reference Asset issues Shares in Baskets to certain authorized participants (“Authorized Participants”), on an ongoing basis. Baskets are offered continuously at the net asset value (“NAV”) for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.
The investment objective of the Reference Asset is to reflect the performance of the price of gold bullion, less the Reference Asset’s expenses. The Reference Asset holds gold bars. The Reference Asset issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the Reference Asset are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the Reference Asset is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.
The Shares of the Reference Asset represent units of fractional undivided beneficial interest in and ownership of the Reference Asset, the primary asset of which is allocated (or secured) gold. The Reference Asset is not managed like a corporation or an active investment vehicle. The gold held by the Reference Asset will be sold only: (1) on an as-needed basis to pay the Reference Asset’s expenses, (2) in the event the Reference Asset terminates and liquidates its assets or (3) as otherwise required by law or regulation.
Creation and Redemption
The Reference Asset creates and redeems the Shares from time to time, but only in one or more Baskets (a “Basket” equals a block of 100,000 Shares). The creation and redemption of Baskets requires the delivery to the Reference Asset or the distribution by the Reference Asset of the amount of gold and any cash represented by the Baskets being created or redeemed, the amount of which is based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. The initial amount of gold required for deposit with the Reference Asset to create Shares for the period from the formation of the Reference Asset to the first day of trading of the Shares on the NYSE was 10,000 ounces per Basket. The number of ounces of gold required to create a Basket or to be delivered upon the redemption of a Basket gradually decreases over time, due to the accrual of the Reference Asset’s expenses and the sale of the Reference Asset’s gold to pay the Reference Asset’s expenses. Baskets may be created or redeemed only by authorized

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Notes Linked to the SPDR® Gold Shares
participants, who pay a transaction fee for each order to create or redeem Baskets and may sell the Shares included in the Baskets they create to other investors.
Valuation of Gold; Computation of Net Asset Value
The Trustee determines the NAV of the Reference Asset on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association, or LBMA, administered by the ICE Benchmark Administration, or the IBA, which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the Reference Asset is the aggregate value of the Reference Asset’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Reference Asset’s NAV, the Trustee values the gold held by the Reference Asset based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.
The Custodian is HSBC Bank plc and is responsible for the safekeeping of the Reference Asset’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Reference Asset through gold accounts it maintains for Authorized Participants and the Reference Asset. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

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Notes Linked to the SPDR® Gold Shares
HISTORICAL INFORMATION
The graph below sets forth the information relating to the historical performance of the Reference Asset for the period from January 1, 2014 through May 10, 2024. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation.
The SPDR® Gold Shares (“GLD”)

250.00
200.00
150.00
100.00
50.00
Closing prices ($)
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Notes Linked to the SPDR® Gold Shares
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. Further, this discussion does not address the tax consequences applicable to any holders under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period and adjustments in respect of the Notes will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount (“OID”) on a hypothetical noncontingent debt instrument with that projected payment schedule. Under these rules, you will be required to include amounts in income during the term of the Notes, although we will not make any payments on the Notes until maturity.
This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) including the level of subordination, term, timing of payment and general market conditions, but excluding any adjustments for riskiness of the contingencies or liquidity of the Notes, and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule and comparable yield are constructed solely for tax purposes, and does not constitute a representation of the amount of contingent payments (if any) that we will make on the Notes.
The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments. Any net differences between actual payments received by a holder on a Note in a taxable year and the projected amounts of those payments will be accounted for as additional interest (in the case of a net positive adjustment) or as an offset to interest income in respect of the Notes (in the case of a net negative adjustment), for

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Notes Linked to the SPDR® Gold Shares
that taxable year. If the net negative adjustment for a taxable year exceeds the amount of interest on the Notes for that year, the excess will be treated as an ordinary loss in that year, but only to the extent the holder’s total interest inclusions on the Notes exceed the total amount of any ordinary loss in respect of the Notes claimed by the U.S. holder under this rule in prior taxable years. Any net negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. holder has a net positive or negative adjustment for that year. Any net negative adjustment that is carried forward to a taxable year in which a holder sells or taxably disposes of the Notes reduces the holder’s amount realized on the sale or other taxable disposition.
To obtain the comparable yield and projected payment schedule for your Note, you should call RBC Capital Markets, LLC toll free at 1-877-688-2301. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.
The adjusted issue price of the Notes will equal the Notes’ original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments). Special rules apply in determining interest accruals for a U.S. holder that purchases the Notes for an amount that differs from the Note’s adjusted issue price at the time of the purchase and such holders are urged to consult with their tax advisor.
Special rules apply if one or more contingent payments become fixed prior to maturity. If all remaining contingent payments become fixed substantially contemporaneously, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your Notes over the remaining term for the Notes in a reasonable manner. If one or more (but not all) contingent payments become fixed more than six months prior to the relevant payment date, applicable Treasury regulation provide that you should account for the difference between the original projected payments and the fixed payments by making an adjustment equal to the difference between the present value of the amount that is fixed and the projected amount of the contingent payment by discounting each amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield on the debt instrument. Additionally, the projected payment schedule is modified prospectively to reflect the fixed amount of the payment. You should consult your tax advisor regarding the application of these rules.
You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid to acquire the Notes, increased by the amount of interest income you have previously accrued in respect of the Notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments in respect of the Notes through the date of the sale or exchange. The rules for determining the adjusted basis for holders who acquire the Notes at a price other than the adjusted issue price are complex, such holders should consult their tax advisors for assistance in determining their adjusted basis in the Notes.
Any gain you recognize on the sale or maturity of the Notes generally will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and thereafter, capital loss. The deductibility of capital losses is limited.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service (“IRS”) or allowed as a credit against the holder’s U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.

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Notes Linked to the SPDR® Gold Shares
Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. The Bank has determined that non-U.S. holders should not be subject to withholding under Section 871(m) of the Code on payments under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending

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Notes Linked to the SPDR® Gold Shares
their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

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Notes Linked to the SPDR® Gold Shares
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about May 20, 2024, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page of this document, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

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Notes Linked to the SPDR® Gold Shares
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

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